Exhibit 99.1

Alibaba Group Announces Withdrawal of Cainiao IPO Application and Proposal to Acquire All Outstanding Shares from Cainiao Minority Shareholders

Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988 (HKD Counter) and 89988 (RMB Counter), “Alibaba” or “Alibaba Group”) today announced that its logistics subsidiary Cainiao Smart Logistics Network Limited (“Cainiao”) has withdrawn its initial public offering and listing application on the Hong Kong Stock Exchange.

At the same time, Alibaba Group plans to offer to minority shareholders of Cainiao (including employees) an opportunity to sell all of the outstanding shares of Cainiao held by them to Alibaba Group for US$0.62 per share, representing a total consideration of up to US$3.75 billion (the “Offer”). Cainiao shareholders may choose to accept the Offer and sell their shares to Alibaba Group for cash consideration or continue to own Cainiao shares. Alibaba Group owns approximately 63.7% of the fully-diluted equity interest in Cainiao (including vested equity interests under Cainiao’s employee share ownership plan).

After completion of the Offer, Alibaba Group plans to align Cainiao’s business to better realize strategic synergies with Taobao and Tmall Group and Alibaba International Digital Commerce Group, as well as support Cainiao to execute a long-term strategic expansion of its global logistics network.

Alibaba Group will hold a conference call to discuss this new development on Tuesday, March 26, 2024 at 9:30 p.m. Hong Kong Time (9:30 a.m. U.S. Eastern Time). Participants may join the conference call by webcast or conference call by following the links below:

Webcast registration link (English and Chinese): https://alibaba-group-conference-call.open-exchange.net/

Conference call registration link:

(English): https://alibaba-group-conference-call-dial-in-en.open-exchange.net/

(Chinese): https://alibaba-group-conference-call-dial-in-cn.open-exchange.net/

March 26, 2024

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Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “plan,” “believe” and similar statements. In addition, statements that are not historical facts, including statements about Alibaba’s plans to purchase shares of Cainiao and Cainiao’s business plans, are or contain forward-looking statements. Alibaba also makes forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors, many of which are out of our control, could cause actual results to differ materially from those contained in any forward-looking statement. These factors include but are not limited to Alibaba’s goals and strategies, market conditions, the response of Cainiao’s shareholders to Alibaba’s offer, regulatory reviews and approvals, the satisfaction of closing conditions, successful execution of Cainiao’s business plans and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Alibaba’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this announcement is as of the date of this announcement and is based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities. Nothing in this announcement constitutes an offer to buy, or a solicitation of an offer to sell, securities in the United States or any other jurisdiction in which such offer or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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